Filed by Amcor plc

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Berry Global Group, Inc.

Commission File No.: 333-284248

Explanatory Note: The following communication was distributed by Amcor plc to employees on March 20, 2025.

SUBJECT///	Amcor-Berry combination: Announcing future business leaders
TO///	All Amcor [& Berry Global] colleagues
FROM///	Peter Konieczny Communications
DISTRIBUTION///	[March 20, 2025 @1700h CET]

Team,

I would like to share today one in a series of announcements with which we will define the organizational model and leadership team of the new Amcor resulting from the combination of legacy Amcor with Berry Global. We already communicated that, once combined, the new Amcor will be structured around two large divisions that, for now, we are calling Global Flexibles, and Global Containers & Closures. I am pleased to announce today their respective leaders after the transaction closes:

•	Fred Stephan will lead Global Flexibles. In his new role Fred will oversee the legacy Amcor Flexibles businesses and the Berry Global Flexibles businesses.

•	Jean-Marc Galvez will lead Global Containers & Closures. In that capacity, Jean-Marc will oversee Berry’s Consumer Products International and Consumer Products North America businesses and the legacy Amcor Rigid Packaging business.

Fred currently oversees the legacy Amcor global segments as well as several functions leading capability-building programs (i.e., ValuePlus, ProcurePlus, OperationsPlus, and Research & Development). As that remains the starting point after we close the transaction, Fred, Jean-Marc and I will define in detail how the organization will evolve. Our shared goal, of course, is to support all businesses of the new Amcor in the best possible way to generate more sustainable, profitable growth. We will continue to keep you informed as we progress the organization.

With Fred, Jean-Marc, and Susana Suarez on board as the first appointed leaders of the future combined organization after closing, the organization design and talent selection process will continue to pick up pace. Our next focus will be completing the rest of my direct reports while, in parallel, the appointed leaders build their respective teams.

We are fortunate to have leaders with the talent, experience and proven track record of Fred, Jean-Marc and Susana. I look forward to working closely with them to take the new Amcor to even higher levels of safety, customer satisfaction, sustainable growth, engagement, and financial returns. The combined organization will be in a unique position to accelerate the possible, right now!

In the meantime, please remember that Amcor and Berry Global remain two separate independent companies. I have said it before: the best way each of us can continue contributing to a brighter future is by staying safe, delighting customers and delivering on our commitments. These are times of change, and they are not always easy, but I am confident our great team will stay focused and succeed.

PK

Peter Konieczny

Chief Executive Officer

Translations will be available here.

Please read an important notice regarding this message.

1

The future

Amcor structure

after closing

CEO
Peter Konieczny
Global Flexibles
Fred Stephan
Global Containers & Closures
Jean-Marc Galvez
Amcor Flexibles
Berry Flexibles
Functions leading capability-building programs
Berry CPI
Berry CPNA
Amcor Rigid Packaging
Corporate Functions

amcor

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction between Amcor plc (“Amcor”) and Berry Global Group (“Berry”), on January 13, 2025, Amcor filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended on January 21, 2025, containing a joint proxy statement of Amcor and Berry that also constitutes a prospectus of Amcor. The registration statement was declared effective by the SEC on January 23, 2025 and Amcor and Berry commenced mailing the definitive joint proxy statement/prospectus to their respective shareholders on or about January 23, 2025. INVESTORS AND SECURITY HOLDERS OF AMCOR AND BERRY ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Amcor or Berry through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Amcor are available free of charge on Amcor’s website at amcor.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Berry are available free of charge on Berry’s website at berryglobal.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.”

Cautionary Statement Regarding Forward-Looking Statements

The information contained in this communication includes certain statements that are “forward-looking statements” within the meaning of federal securities laws. Some of these forward-looking statements can be identified by words like “anticipate,” “approximately,” “believe,” “commit,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “should,” “will,” or “would,” the negative of these words, other terms of similar meaning or the use of future dates. Examples of forward-looking statements include projections as to the anticipated benefits of the Merger as well as statements regarding the impact of the Merger on Amcor’s and Berry’s business and future financial and operating results and prospects, the amount and timing of synergies from the Merger and the closing date for the Merger.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management’s current beliefs, expectations and assumptions regarding the future of Amcor’s and Berry’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Amcor’s and Berry’s control. Amcor’s, Berry’s and the combined company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements as a result of various factors. These factors include, among other things, (i) the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or the inability to complete the Merger on the anticipated terms and timetable, (ii) the inability to complete the Merger due to the failure to satisfy any condition to closing in a timely manner or at all, or the risk that a regulatory approval that may be required for the Merger is delayed, is not obtained or is obtained subject to conditions that are not anticipated, (iii) the risks related to Amcor and Berry being restricted in the operation of their respective businesses while the Merger Agreement is in effect, (iv) the ability to obtain financing in connection with the transactions contemplated by the Merger on favorable terms, if at all, (v) the ability to recognize the anticipated benefits of the Merger, which may be affected by, among other things, the ability of the combined company to maintain relationships with its customers and retain its management and key employees, (vi) the ability of the combined company to achieve the synergies contemplated by the Merger or such synergies taking longer to realize than expected, (vii) costs related to the Merger, (viii) the ability of the combined company to execute successfully its strategic plans, (ix) the ability of the combined company to promptly and effectively integrate the Amcor and Berry businesses, (x) the risk that the credit rating of the combined company may be different from what Amcor and Berry expect, (xi) the diversion of management’s time and attention from ordinary course business operations to the consummation of the Merger and integration matters, (xii) potential liability resulting from pending or future litigation relating to the Merger and (xiii) other risks and uncertainties are supplemented by those identified from time to time in our filings with SEC, including without limitation, those described under Part I, “Item 1A - Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended June 30, 2024 and as updated by our quarterly reports on Form 10-Q. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere. Additional information concerning risks, uncertainties and assumptions can be found in Amcor’s and Berry’s respective filings with the SEC, including the risk factors discussed in Amcor’s and Berry’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and other filings with the SEC.